Exhibit (d)(22)

AMENDMENT TO

INVESTMENT ADVISORY CONTRACT

This Amendment to the Investment Advisory Contract is effective as of the 1st day of July, 2008 between Marshall Funds, Inc. (the “Fund”) and M&I Investment Management Corp. (the “Adviser”).

WHEREAS, the Adviser has implemented a breakpoint schedule to its advisory fees payable by certain portfolios of the Fund; and

WHEREAS, the Adviser desires to implement a breakpoint schedule for the money market portfolios of the Fund, effective July 1, 2008.

NOW, THEREFORE, the parties agree as follows:

Exhibit A (as previously amended), Exhibit O and Exhibit D to the Investment Advisory Contract dated October 1, 1992, as amended (the “Agreement”), which set forth the investment advisory fees for the Prime Money Market Fund, Government Money Market Fund and Tax-Free Money Market Fund, respectively, are hereby subject to the following breakpoint schedule for the investment advisory fee payable to the Adviser, effective July 1, 2008:

Annual Investment Advisory Fee as a Percentage of Each Portfolio’s Aggregate Daily Net Assets

Fund	on the first $2 billion	on the next $2 billion	on the next $2 billion	on the next $2 billion	in excess of $8 billion
Prime Money Market Fund	0.150%	0.135%	0.120%	0.105%	0.090%
Government Money Market Fund	0.200	0.185	0.170	0.155	0.140
Tax-Free Money Market Fund	0.200	0.185	0.170	0.155	0.140

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

MARSHALL FUNDS, INC.	M&I INVESTMENT MANAGEMENT CORP.

By: /s/ John M. Blaser Name: John M. Blaser Title: President	By: /s/ Angela L. Pingel Name: Angela L. Pingel Title: Vice President and Securities Counsel